Exhibit 99.(d)(23)(ii)

Schedule A

to the

Sub-Advisory Agreement

between

Brinker Capital Investments

and

Nuveen Asset Management, LLC

As of September 24, 2020, as amended as of February 15, 2024

The following fee schedule shall be effective as of March 1, 2024:

Fund:	Investment Strategy:	Fee (annual rate based on average daily net assets):
Destinations Global Fixed Income Opportunities Fund	Preferred Securities Opportunities	[*****] [*****] [*****] [*****] [*****] [*****]
Destinations Equity Income Fund	Global Equity Income	[*****] [*****]

THE ADVISER: ORION PORTFOLIO SOLUTIONS, LLC D.B.A BRINKER CAPITAL INVESTMENTS

By:	/s/ Kylee Beach
Name: Kylee Beach
Title: General Counsel & Secretary

THE SUB-ADVISER: NUVEEN ASSET MANAGEMENT, LLC

By:	/s/ Stuart J. Cohen
Name: Stuart J. Cohen
Title: Managing Director, Head of Legal